

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2012

Via E-mail
Dmitrijs Podlubijs
President
US Parts Online Inc.
2360 Corporate Circle Suite 400
Henderson, NV 89074

> **Re: US Parts Online Inc.**
> **Amendment No. 2 to the Registration Statement on Form S-1**
> **Filed July 27, 2012**
> **File No. 333-179765**

Dear Mr. Podlubijs:

We have reviewed your response to our letter dated June 11, 2012 and have the following additional comments.

<u>General</u>

1. It appears from your disclosure that you are a "shell company" as defined by Securities Act Rule 405. Please disclose that you are a shell company or provide us with your analysis why you do not fit the definition of "shell company."

2. Refer to comment 8 of our letter dated March 21, 2012 and comment 3 of our letter dated June 11, 2012. As previously requested, please disclose the implied aggregate market price of your common stock based upon the proposed offering price of $0.01 per share as of your most recent balance sheet date in the paragraph on page 4 in the overview section in which you state your stockholders' deficit.

<u>Prospectus Summary, page 6</u>

3. Please disclose your cash on hand as of the most recent practicable date here and in your MD&A.

<u>Description of Business, page 25</u>

<u>Product, page 30</u>

4. We note your response to prior comment 7. Please disclose the estimated number of U.S. manufactured cars imported to Europe and your basis for such estimate.

5. We note your response to prior comment 10. Please provide us with your basis for the amounts disclosed in the fourth paragraph of page 32.

<u>Exhibit 99.3</u>

6. The language "[e]ach of the undersigned further warrants that he/she has read and understood the attached prospectus" represents an inappropriate disclaimer. Please revise and refile the subscription agreement accordingly.

You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3755 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director